September 24, 2013

VIA EDGAR

Mr. Paul Monsour
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newpark Resources, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 28, 2013 Form 10-Q for Fiscal Quarter Ended June 30, 2013 Filed July 26, 2013 File No. 1-02960

Dear Mr. Monsour:

We acknowledge receipt of the Securities and Exchange Commission’s letter dated September 17, 2013 with respect to the above-referenced Form 10-K and Form 10-Q filed by Newpark Resources, Inc. (the “Company”). Per your discussion with our counsel, Bill McDonald, this letter is to inform you that we are not able to respond to the comment letter by the initial deadline and request additional time to respond to the comment letter. We expect to file our response no later than October 11, 2013.

Please do not hesitate to contact the undersigned at (281) 362-6821 or Bill McDonald, Andrews Kurth LLP, at (713) 220-4813 if you have any questions.

Sincerely,

/s/ Gregg S. Piontek
Gregg S. Piontek
Vice President and Chief Financial Officer

cc:     Bill McDonald, Andrews Kurth LLP

Newpark Resources, Inc. • 2700 Research Forest Drive, Suite 100, The Woodlands, Texas 77381 • (281) 362-6800 • FAX (281) 362-6801